

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Werner Lanthaler
Chief Executive Officer
Evotec AG
Essener Bogen 7
22419 Hamburg
Germany

Re: Evotec AG
Amendment No. 1 to Registration Statement on Form F-1
Filed October 22, 2021
File No. 333-260143

Dear Dr. Lanthaler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-1

Business
Overview of Disclosed Clinical Stage Pipeline Assets, page 126

1. We note your response to comment 4. Please also update the table on page 126.

(4) Segment information, page F-40

2. We note the revised and expanded disclosures provided in MD&A in response to comment 6. As previously requested, please revise your segment footnote to present operating income/(loss) as the performance measure in your segment footnote disclosures for all periods presented in accordance with IFRS 8.26. As part of your

response, provide us with a detailed description of the CODM reports that describes how and where all of the segment profit measures are presented, how often these reports are received, and whether the Board of Directors receives these same reports or other reports and whether or not all of the segment profit measures are included. To the extent that you continue to include segment adjusted EBITDA in MD&A, provide all of the disclosures required by Item 10(e) of Regulation S-K, as segment adjusted EBITDA would represent a non-GAAP measure. Specifically note that segment operating income/(loss) would be the most directly comparable financial measure calculated and presented in accordance with IFRS-IASB.

You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sophia Hudson